

March 5, 2017

Eric S. Purple, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W.
    Suite 500
Washington, D.C. 20036

Re: Morningstar Funds Trust
       SEC File Numbers: 333-216479; 811-23235

Dear Mr. Purple:

       We have reviewed the registration statement filed on Form N-1A on March 6, 2017, on behalf of Morningstar Funds Trust (the "Trust"). The registration statement has nine series (the "Funds".

       Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement. Where a comment is made in one location, it is applicable to all similar disclosure elsewhere in the registration statement.

Prospectus

General Comments

       1. Please supply the undersigned with copies of your exemptive application and any no-action request the Trust has submitted, or will submit, in connection with the registration of its shares. The exemptive application process may result in additional disclosure beyond what is requested in this letter.

       2. All Funds have a principal investment strategy to invest in derivatives. Will investments in derivatives count towards compliance with each Fund's 80% test? If yes, confirm that these investments will only be counted based on their mark to market value, and not their notional value.

Morningstar U.S. Equity Fund – Summary Information

Principal Investment Strategies

      3. Since this is a principal risk of this Fund, the "Principal Investment Strategies" should refer to IPOs and explain how they are used to further the Fund's investment objectives

      4. Since fixed income securities are listed as a principal strategy of the Fund, please disclose the maturity and quality parameters for such investments.

Principal Risks

      5. The prospectus discloses new fund risk as a principal risk. If the adviser is also new to advising mutual funds, please consider whether that should also be included in the risk factors.

Morningstar International Equity Fund – Summary Information

Principal Investment Strategies

      6. Specify the minimum number of countries in which the Fund will invest. If the Fund anticipates being disproportionately invested in a particular country, region, or continent, please add the appropriate disclosures.

      7. The fund's name includes the term "international." Please expressly describe how the fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Morningstar Global Income Fund – Summary Information

Principal Investment Strategies

      8. Since the Fund has "Global" in its name, the prospectus should disclose how the Fund will "invest its assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). Again, as in the previous comment, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest

at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Principal Risks

9. Loan Interest Risks -- Since this is a principal risk of this Fund, the "Principal Investment Strategies" should refer to loan interests and explain how they are used to further the Fund's investment objectives.

Morningstar Total Return Bond Fund – Summary Information

Principal Investment Strategies

10. All Funds with "bond" in the name should have a policy to invest 80% in *bonds* (not 80% in fixed income securities, which is broader than bonds).

11. Please disclose whether the Fund has a limit on investing in "junk bonds" or unrated bonds. If the Fund has no such limit, disclose that the Fund may invest without limit in debt securities of any credit quality, including "junk bonds".

12. For this Fund and all other Funds that have a principal investment strategy to invest in mortgage and other asset backed securities, please explain to the staff whether there is a limit on the percentage of the Fund's net assets that can be invested in (1) private residential mortgage-backed securities, including in non-investment grade tranches; (2) private commercial mortgage-backed securities, including in non-investment grade tranches; (3) collateralized mortgage-backed securities, including in the junior tranches, and (4) collateralized debt obligations, including in the junior tranches. We may have additional comments depending on your response.

13. Since master limited partnerships are a principal risk of this Fund, the "Principal Investment Strategies" should refer to MLPs and explain how they are used to further the Fund's investment objectives.

Morningstar Municipal Bond Fund – Summary Information

14. No comments specific to this Fund.

Morningstar Defensive Bond Fund - Summary Information

Principal Investment Strategies

15. Clarify and explain in the disclosure why these strategies are "defensive".

Morningstar Multi-Sector Bond Fund – Summary Information

Principal Investment Strategies

16. Disclose how this Fund pursues a "multi-sector" strategy.

17. Since this is a principal risk of this Fund, the "Principal Investment Strategies" should refer to short sales and explain how they are used to further the Fund's investment objectives. Please note, generally, if an investment strategy or type of investment is listed as a principal risk factor, it should also be disclosed in the principal investment strategies. Also, please confirm to the staff that all expected expenses associated with short sales will be included in the fee table.

Morningstar Unconstrained Allocation Fund – Summary Information

Principal Investment Strategies

18. The allocation disclosure here is identical to those in the other Funds. Please clarify the disclosure as to how this Fund's allocation policy is "unconstrained".

Morningstar Alternatives Fund – Summary Information

19. No comments specific to this Fund.

Management of the Funds

Sub-Adviser Evaluation

20. Please inform the staff whether the Trust intends to commence operations before the receipt of an exemptive order.

Statement of Additional Information

Investment Strategies, Policies, and Risks

21. Some investments described here are not mentioned in the Trust's prospectus. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectus.

Investment Restrictions – Fundamental Policies

22. Please disclose that the Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies

Redemptions In-Kind

23. Please confirm that the Fund does not intend to file an election under Rule 18.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

/s/ John Grzeskiewicz

John Grzeskiewicz
Senior Counsel